OMB APPROVAL
UNITED STATES	OMB Number: 3235-0145
SECURITIES AND EXCHANGE COMMISSION	Expires: February 28, 2009
Washington, D.C. 20549	Estimated average burden hours per response. . 10.4

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Chordiant Software, Inc.

(Name of Issuer)

Common stock, $0.001 par value

(Title of Class of Securities)

170404305

(CUSIP Number)

August 8, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (1-06)

CUSIP No. 170404305

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Suydam Van Zandt Schreiber

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,527,000

	6.	Shared Voting Power None

	7.	Sole Dispositive Power 1,755,700

	8.	Shared Dispositive Power None

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,755,700

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.34%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 170404305

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Bennett Lawrence Management, LLC 13-3842936

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,527,000

	6.	Shared Voting Power None

	7.	Sole Dispositive Power 1,755,700

	8.	Shared Dispositive Power None

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,755,700

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.34%

12.	Type of Reporting Person (See Instructions) CO

Item 1.
	(a)	Name of Issuer Chordiant Software, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 20400 Stevens Creek Boulevard, Suite 400, Cupertino, CA 95014

Item 2.
	(a)	Name of Person Filing Suydam Van Zandt (“Van”) Schreiber; Bennett Lawrence Management, LLC
	(b)	Address of Principal Business Office or, if none, Residence The Lincoln Building 60 East 42nd Street, 43rd floor New York, NY 10165
	(c)	Citizenship Van Schreiber: United States of America Bennett Lawrence Management, LLC: New York
	(d)	Title of Class of Securities Common stock, par value $.001
	(e)	CUSIP Number 170404305

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☒	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

Van Schreiber and Bennett Lawrence Management, LLC
Van Schreiber is a control person of Bennett Lawrence Management, LLC
See Rows 5 through 9 and 11 on the corresponding page for each reporting person.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned:
(b) Percent of class:
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote
(ii) Shared power to vote or to direct the vote
(iii) Sole power to dispose or to direct the disposition of
(iv) Shared power to dispose or to direct the disposition of

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Persons, other than the Reporting Persons hereunder, have the right to receive of the power to direct the receipt of dividends, or the proceeds from the sale, of the securities reported herein.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
N/A

Item 8.	Identification and Classification of Members of the Group
N/A

Item 9.	Notice of Dissolution of Group
N/A

Item 10.	Certification
The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):

“By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 17, 2007
Date

/s/ Suydam Van Zandt Schreiber
Suydam Van Zandt Schreiber

BENNETT LAWRENCE MANAGEMENT, LLC

By:	/s/ Suydam Van Zandt Schreiber
Suydam Van Zandt Schreiber, Managing Member